UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-17660

Metric Partners Growth Suite Investors, L.P.

(Exact name of registrant as specified in its charter)

One California Street
San Francisco, California 94111-5415
(415) 678-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Partnership Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☑	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Metric Partners Growth Suite Investors, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2005	By:	Metric Realty
an Illinois general partnership
its Managing General Partner

By:	/s/ William A. Finelli
William A. Finelli Chief Financial Officer